Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of FNCB Bancorp, Inc. for the registration of common stock, preferred stock, senior debt securities, subordinated debt securities, depositary shares, purchase contracts, units, warrants and rights and to the incorporation by reference therein of our report dated March 12, 2021, with respect to the consolidated financial statements of FNCB Bancorp, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Baker Tilly US, LLP

Baker Tilly US, LLP

Iselin, New Jersey
October 7, 2021